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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:*	Equitable America Variable Account 70A of Equitable Financial Life Insurance Company of_America

Address of Principal Business Office (No. & Street, City, State, Zip Code):

525 Washington Boulevard, Jersey City, NJ 07310

Telephone Number (including area code):    _(212)_554-1234

Name and address of agent for service of process:

Shane Daly, Vice President and Associate General Counsel
Equitable Financial Life Insurance Company of America, 525 Washington Boulevard, Jersey City, NJ 07310

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  [X]    NO  [    ]

SEC 1102 (12-01)

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this notification of registration to be duly signed on its behalf of the city of New York and state of New York on the 31st day of August, 2020.

[SEAL]	Signature: Equitable America Variable Account 70A of Equitable
Financial Life Insurance Company of America
(Name of Registrant)

	BY:	Equitable Financial Life Insurance Company of America
(Name of Depositor)

	BY:	/s/ Robin M. Raju
Robin M. Raju, Senior Vice President
(Name of officer and title of Depositor)

Attest:	/s/ Shane Daly
Shane Daly, Vice President and Associate General Counsel

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